

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Daniel Shribman
Chief Executive Officer and Chief Financial Officer
B. Riley Principal 150 Merger Corp.
299 Park Avenue, 21st Floor
New York, New York 10171

> **Re: B. Riley Principal 150 Merger Corp.**
> **Correspondence Filed June 13, 2022**
> **Registration Statement on Form S-4**
> **File No. 333-262047**

Dear Mr. Shribman:

We have reviewed your correspondence filed June 13, 2022 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Correspondence Filed June 13, 2022

General

1. We note your proposed disclosure that Citigroup was not responsible for the preparation of any materials underlying the disclosure in the registration statement, any materials reviewed by the BRPM board of directors or management, or materials related to the PIPE Investment, yet you also disclose that Citigroup assisted FaZe management preparing industry data and other industry and business information, market data, a comparable company analysis and other relevant information to help build the FaZe Forecasts, and supported the preparation of the PIPE presentation. We also note your disclosure that Citigroup has not withdrawn its association with these materials. Please clarify what "resignation" means if it is not to disclaim association with the information provided. In addition, please tell us the basis for your conclusion that Citigroup was not responsible for

any of the foregoing materials despite having assisted in their preparation, or clarify what you mean by "responsible for" the materials.

 Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Era Anagnosti, Esq.